FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                       For the month of     February  , 2005
                                          ------------

                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                 (Translation of registrant's name into English)

               2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F  X   Form 40-F
                                     -----          -----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                   Yes      No  X
                                      -----   -----
     [If  "Yes"  is  marked,  indicate  below  the  file  number assigned to the registrant  in  connection  with  Rule  12g3-2(b):  82-
                                                       -------


     Attached as Exhibit 1 is a copy of the Company's Announcement regarding Progen's intention to extend the PI-88 Melanoma Clinical Program to First Line Treatment.


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                Progen  Industries  Limited

                                   /s/ Linton Burns

Date:   February  4,  2005      By:    Linton  Burns,  Company  Secretary
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                                  EXHIBIT INDEX

Exhibit Number                              Description
--------------                              -----------
Exhibit 1 Copy of the Company's Announcement regarding Progen's intention to extend the PI- 88 Melanoma Clinical Program to First Line Treatment.


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